Exhibit 4GG

THIS SETTLEMENT AGREEMENT made as of the 26th day of April, 2007

BETWEEN:

KIMBER RESOURCES INC.
Suite 215 – 800 West Pender Street
Vancouver, BC
V6C 2V6

 (the "Company")

AND:

MICHAEL E. HOOLE
4776 Meadfeild Court
West Vancouver, BC
V7W 2Y3

(the “Executive")

BACKGROUND FACTS

A.

The Executive has been employed with the Company since 1998 and is currently employed in the capacity of Vice-President and Secretary.

B.

The Company and the Executive wish to enter into this Settlement Agreement to settle conclusively all issues and potential issues and disputes arising out of the Executive’s employment and termination of employment with the Company.

THIS AGREEMENT WITNESSES THAT in consideration of the promises and the mutual covenants herein contained, the parties do hereby agree with each other as follows:

TERMINATION AND SEVERANCE

1.

The Executive’s employment with the Company will terminate on or before February 28, 2008 (“Termination Date”).  On the Termination Date, the Executive will submit his resignation as Officer of the Company and as a director or officer of any of the Company’s subsidiaries or affiliated companies if applicable.

2.

From the date this Settlement Agreement is executed until the Termination Date, the Executive will continue to faithfully fulfill his responsibilities as Vice-President and Secretary, Officer and fiduciary of the Company, and the Company will continue to pay the Executive his regular salary and benefits.

3.

In full satisfaction of any obligations owed to the Executive by the Company arising from the termination of his employment with the Company, including benefits, perquisites or rights which may have accrued to the Executive pursuant to any oral or written employment agreements, or the Change of Control Agreement dated January 13, 2004 (“Change of Control Agreement”), the Employment Standards Act R.S.B.C. 1996, c. 113, or the common law, the Company agrees as follows.

(a)

The Company will pay the Executive a severance payment in the amount of $339,657.00 representing 2 years salary and benefits (the “Severance Payment”).  The Severance Payment will be payable in the form of salary continuance for the period May 1, 2007 up to and including the Termination Date, and the balance then remaining on the Termination Date will be payable as a lump sum within 5 days from the Termination Date.  The Severance Payment will be subject to all tax withholdings and statutory deductions required by law.

(b)

The Company will pay the Executive $1,000 per day for each day actually worked for the Company from May 1, 2007 up to and including the Termination Date.  The Executive will report such days worked to the Company’s Chief Financial Officer or such other person designated by the Company.

(c)

The Company will pay to the Executive within 5 days from the Termination Date any unused vacation accrued as of April 30, 2007, at the rate of 8% of his regular salary.

RELEASE

4.

In consideration of the Company’s promises set out in paragraph  above, including payment of the Severance Payment in full to the Executive, the Executive does for himself, his heirs, executors, administrators, agents and assigns, release and forever discharge the Company, its officers, directors, employees, agents, servants, predecessors, successors, assigns, and related or associated companies (“the Releasees”), of and from all manner of actions, claims, demands and damages that the Executive now has or at any time hereafter can, shall or may have against the Releasees or any of them, including and without restrictive the generality of the foregoing, claims and demands of any kind pursuant to the Employment Standards Act, or the Human Rights Code, R.S.B.C. 1996, c. 210, or the Change of Control Agreement by reason of or in way arising out of or relation to:

(a)

the employment of the Executive by the Releasees;

(b)

the termination of employment of the Executive by the Releasees;

(c)

the loss of any pension, medical, insurance or welfare plans, stock options or benefits sponsored or contributed to by the Releasees; or

(d)

any pain, suffering and stress sustained as a consequence of any conduct on the part of the Releasees during the term of the employment.

5.

In consideration of the Executive entering into this Settlement Agreement, the Company does for itself, and its successors and assigns (the “Company”) release and forever discharge the Executive of and from all manner of losses, actions, claims, demands and damages (“Claims”) that the Company now has or may have against the Executive arising from the performance of the Executive’s responsibilities as Vice President, Corporate Secretary or officer of the Company, except where such Claims arise from the gross negligence or willful misconduct of the Executive.

GENERAL PROVISIONS

6.

The Executive acknowledges that he understands that the Company is providing him with the compensation described in this Settlement Agreement in return for the Executive’s promise including the releases contained in this Settlement Agreement.

7.

This Settlement Agreement supercedes and replaces the Change of Control Agreement.

8.

The Executive acknowledge that he has had the opportunity to seek legal advice before signing this Settlement Agreement and fully understands the terms of this Settlement Agreement.

9.

The Executive acknowledges that he has not been influenced to any extent whatsoever in making this Settlement Agreement by any representations or statements made by the Releasees or any person or persons representing or employed by them.

10.

The Executive for the consideration aforesaid, hereby covenants and agrees that all aspects of this Settlement Agreement, including any and all payments made by the Releasees to him are made on a confidential basis.

11.

The Executive agrees that unless compelled by law (including securities regulations) the payments and terms and conditions of this Settlement Agreement will not be discussed by him with any person apart from his legal and financial advisors and he further agrees that he will direct any such advisors to keep such terms confidential.

12.

This Settlement Agreement contains the entire agreement between the Company and the Executive and there are no warranties, representations, terms, conditions, collateral agreements, express or implied other than as set forth in this Settlement Agreement.

INTENDING TO BE LEGALLY BOUND, the parties have entered into this Settlement Agreement effective the date first written above.

KIMBER RESOURCES INC.

“L.I. Bell”

Per:

_______________________________

Authorized Signatory

WITNESSED BY:

     “Cristinaa Martinez”

___________________________________

Name

202-3875 W. 4th Ave

___________________________________

Address

Vancouver, BC,V6E 4H8

___________________________________

Office Manager

___________________________________

Occupation

) ) ) ) ) ) ) ) ) )	“M.E. Hoole” ___________________________________ MICHAEL E. HOOLE